UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a securities purchase agreement dated as of November 26, 2025 (the “Purchase Agreement”) with an accredited investor (the “Purchaser”) for the purchase of a convertible warrant (the “Warrant”) for an aggregate purchase price of $100,000 (the “Purchase Price”). The Warrant is immediately exercisable into 2,000,000 newly-issued ordinary shares, no par value each, of the Company (the “Warrant Shares”) at an exercise price of $6.00 per share for ninety (90) days from the issuance date, which may be extended by mutual agreement of the parties (the “Cash Exercise Period”). During the Cash Exercise Period, the Warrant can only be exercised for cash and the Company will have the right to require the Purchaser to exercise the Warrant up to 10% of the cumulative dollar trading volume during the Measurement Period (the “Forced Exercise”) if (i) the closing price of the Company’s ordinary shares on Nasdaq is at or above $7.50 for five (5) consecutive trading days (the “Measurement Period”); and (ii) the cumulative trading dollar volume over the Measurement Period (the “Cumulative Volume”) is at least $1,500,000. For a period of two (2) weeks following the end of the Cash Exercise Period (the “Repurchase Period”), the Company will have the right to repurchase any remaining portion of the outstanding Warrant in cash for $0.0625 per Warrant Share under the Warrant. At the end of the Repurchase Period (the “Expiration Date”) and provided that there are remaining outstanding Warrant Shares exercisable under the Warrant, the Purchaser will automatically be deemed to have made a “cashless” exercise of the Warrant, and the Company will be required to issue to the Purchaser one (1) ordinary share for every ten (10) outstanding Warrant Shares exercised under the Warrant. in the event of a breach of any term or condition of the Warrant or of any covenant of the Purchase Agreement, the Purchaser will have the right to make a “cashless” exercise of the Warrant and the Company will be required to issue to Purchaser one (1) ordinary share for every five (5) outstanding Warrant Shares exercised under the Warrant after sending the Company a notice of the breach and an opportunity to cure within five (5) trading days.

The Company will file a prospectus supplement relating to the offer and sale of the Warrant and Warrant Shares pursuant to the Purchase Agreement, forming a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. In connection with the filing of the prospectus supplement, the Company is filing a legal opinion of its Utah counsel and BVI counsel, regarding the validity of the Warrant and the validity of the Warrant Shares upon issuance, both of which are filed as Exhibit 5.1 and 5.2 to this Current Report, respectively incorporated by reference herein.

The foregoing description of the Purchase Agreement and the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the form of Warrant, copies of which are filed as Exhibit 1.1 and 1.2 to this Current Report, respectively and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares (or the Warrant) nor shall there be any sale of the ordinary shares (or the Warrant) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	Securities Purchase Agreement dated as of November 26, 2025
1.2	Form of Warrant
5.1	Opinion of Parr Brown Gee & Loveless, PC
5.2	Opinion of Conyers Dill & Pearman Pte. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 4, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer